NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 13, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 1, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Rock-Tenn Company and MeadWestvaco Corporation became effective on July 1, 2015. Each Class A share of Rock-Tenn Company was converted, at the election of the shareholder, one share of (NEW) WestRock Common Stock or an amount in cash equal to the volume weighted average price per share of Rock-Tenn Class A Common Stock on the NYSE for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the combination or a combination of cash and shares of (NEW) WestRock Company Common. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 2, 2015.